Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Endeavour Silver Corp. (the “Company” or “Endeavour”)
1130 – 609 Granville Street
Vancouver, British Columbia
Canada V7Y 1G5

Item 2.	Date of Material Change

March 15, 2022

Item 3.	News Release

News Release dated March 15, 2022 was disseminated through GlobeNewswire.

Item 4.	Summary of Material Change

On March 15, 2022, the Company entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets and PI Financial Corp., pursuant to which the Underwriters have agreed to buy on a bought-deal basis 8,081,000 common shares of the Company (the “Common Shares”), at a price of US$4.95 per Common Share for aggregate gross proceeds of approximately US$40 million (the “Offering”). The Company has granted the Underwriters an option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Common Shares offered under the Offering to cover over-allotments, if any.

Item 5.1	Full Description of Material Change

On March 15, 2022, the Company entered into an agreement with the Underwriters led by BMO Capital Markets and PI Financial Corp., pursuant to which the Underwriters have agreed to buy on a bought-deal basis the Common Shares, at a price of US$4.95 per Common Share for aggregate gross proceeds of approximately US$40 million. The Company has granted the Underwriters an option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Common Shares offered under the Offering to cover over-allotments, if any.

The principal objectives for use of the net proceeds of the Offering are to pay the US$35 million cash consideration payable to SSR Mining Inc. at closing in respect of the Company’s acquisition of the Pitarrilla project in Durango State, Mexico and for the Company’s general corporate purposes and working capital.

The Offering is expected to close on or about March 21, 2022 and is subject to Endeavour receiving all necessary regulatory approvals and the approval of the Toronto Stock Exchange and the New York Stock Exchange.

The Common Shares will be offered in all provinces of Canada (except Québec) pursuant to a short form base shelf prospectus as accompanied by a prospectus supplement and will be offered in the United States pursuant to a supplement to the Company’s registration statement on Form F-10 registering the Common Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The Common Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. However, there will not be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Daniel Dickson, Chief Executive Officer
Telephone: (604) 685-9775

Item 9.	Date of Report

March 16, 2022

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the intended use of proceeds and the scheduled closing date of the Offering. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, uncertainty of the ultimate impact of the COVID-19 pandemic on operations, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.